Exhibit 99.1

Sun Life redeems Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures

TORONTO, May 13, 2019 /CNW/ - Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced today that it has redeemed all of its outstanding $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures (the "Debentures") in accordance with the redemption terms attached to the Debentures. The redemption was funded from existing cash and liquid assets.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2019, Sun Life had total assets under management of $1,011 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Rajani Kamath	Greg Dilworth
Associate Vice-President	Vice-President
Corporate Communications	Investor Relations
T. 416-979-6070	T. 416-979-6230
rajani.kamath@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 13-MAY-19